

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Via E-mail
Mr. Mark E. Newman
Senior Vice President and Chief Financial Officer
SunCoke Energy, Inc.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

> **RE:** **SunCoke Energy, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for the Period Ended June 30, 2013**
> **Filed July 30, 2013**
> **File No. 1-35243**

Dear Mr. Newman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Properties, Plants and Equipment, page 90

1. Depreciation, depletion and amortization expense increased by $22.4 million during the year ended December 31, 2012, compared to operating income of $173.7 million for the year ended December 31, 2012. Your disclosures on page 52 indicate that one of the factors that contributed to this increase was accelerated depreciation taken on certain assets due to changes in their estimated useful lives. Please provide the disclosures required by ASC 250-10-50-4 regarding these changes in accounting estimates. Please show us in your supplemental response what the revisions in future filings will look like.

Note 8. Income Taxes, page 99

2. You determined that certain deferred tax assets attributable to net operating losses and credit carryforwards, which had been reflected in your balance sheets prior to the Separation Date on a theoretical separate-return basis, are not realizable. As a result, you eliminated current and deferred tax benefits totaling $229.2 million with a corresponding reduction to your equity accounts. Please help us better understand how you determined that the reduction to your current and deferred tax benefits should be reflected as a reduction to your equity accounts rather than on your income statement pursuant to ASC 740. Please specifically refer to ASC 740-10-45-21.

Note 26. Supplemental Condensed Consolidating Financial Information, page 124

3. Please disclose any significant restrictions on the ability of the parent company to obtain funds from subsidiaries by dividend or loan. Please also provide the disclosures required by Rule 4-08(e)(3) of Regulation S-X with respect to subsidiary guarantors. Refer to Rules 3-10(i)(9) and (10) of Regulation S-X. Please show us in your supplemental response what the revisions in future filings will look like.

Exhibit 31 - Certifications

4. Please file amendments to your Form 10-K as well as your Forms 10-Q for the periods ended March 31, 2013 and June 30, 2013, which include the certifications required by Item 601(b)(31) of Regulation S-K. The certifications should include the complete introductory sentence to paragraph 4 as well as paragraph 4(b). The certifications should be currently dated and refer to the Form 10-K/A and Form 10-Q/A. Refer to Compliance and Disclosures Interpretation 246.13 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Period Ended June 30, 2013

Note 18. Business Segment Information, page 18

5. You have aggregated the Jewell, Indiana Harbor, Haverhill, Granite City and Middletown cokemaking facilities operating segments into the domestic coke reportable segment beginning in January 2013 given that you believe the facilities have similar long-term economic characteristics. Prior to 2011, the results of the Jewell cokemaking facility were not comparable to your other domestic cokemaking facilities due to a difference in pricing for the coal component of the coke price. Beginning in January 2011, the coal component of the coke price in the Jewell Coke sales agreement was changed. As a result, you determined that the economic characteristics of the Jewell cokemaking facility became similar to the other domestic cokemaking facilities. In looking at Adjusted EBITDA as a percentage of sales and other operating revenue for 2012 and 2011 for Jewell coke and other domestic coke

as reported in the Form 10-K for the year ended December 31, 2012, we note there appear to be significant variances in these percentages as well as trends in these percentages between these two segments. Specifically, for the year ended December 31, 2012, adjusted EBITDA as a percentage of sales and other operating revenue was 17.6% for Jewell coke compared to 13% for other domestic coke. For the year ended December 31, 2011, adjusted EBITDA as a percentage of sales and other operating revenue was 17.9% for Jewell coke compared to 7.4% for other domestic coke. In light of these differences, please help us better understand how you determined that the economic characteristics of Jewell coke were similar to the other operating segments included in the domestic coke reportable segment and correspondingly it was appropriate to aggregate into one reportable segment pursuant to ASC 280-10-50-11. Please also provide us with all of the financial information provided to your chief operating decision maker for each of the last three years ended December 31, 2012, as well as the six months ended June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief